

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2022

Joshua Kinley
Chief Financial Officer
BigBear.ai Holdings, Inc.
6811 Benjamin Franklin Drive, Suite 200
Columbia, Maryland 21046

> **Re: BigBear.ai Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 1, 2022**
> **File No. 333-261887**

Dear Mr. Kinley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2022 letter.

Amendment No. 5 to Registration Statement on Form S-1

Cover page

1. For each of the common stock shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such common stock shares and warrants.

2. Please disclose the likelihood that warrant holders will not exercise their warrants to the extent the warrants are out of the money. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the current trading price of the Company's stock. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3.   We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. It appears that certain of the shares being registered for resale were purchased by the corresponding selling securityholders for prices considerably below the current market price of your common stock. Highlight that these securityholders have an incentive to sell because they will profit on sales given that they purchased their shares at more favorable prices than the public investors. Additionally, discuss the significant negative impact sales of such securities on this registration statement could have on the public trading price of your common stock.

Summary of the Prospectus
Products and Services, page 2

4.   We note the discussion of several products, including Brown Bear, Polar, and ARTEMIS, which were not previously disclosed. With a view toward additional explanatory disclosure, advise if these are changes in name or nomenclature, or if they represent new products that you are offering.

Risk Factors
Resales of the shares of Common Stock included in the Merger Consideration could depress the market price of our Common Stock, page 73

5.   Your risk factor disclosure discusses how the "future" sale of the common stock issued in connection with the business combination may cause the market price of your securities to drop significantly. This statement should be updated given that this prospectus is facilitating those sales. Additionally, revise this risk factor to further highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, highlight that certain securityholders have an incentive to sell because they will profit on sales given that they purchased their shares at more favorable prices than the public investors. Disclose the percentage that these shares currently represent of the total number of shares outstanding.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 97

6.   We note that the projected revenues for 2021 were $173 million, as set forth in the unaudited prospective financial information management prepared and provided to the SPAC board in connection with the evaluation of the Business Combination. We also note that your actual revenues for year ended December 31, 2021 were approximately $145.6 million. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the Company's business operations and liquidity in light of these circumstances.

7.   We note your references to your Written Put Option, which appear here but are not defined in your prospectus. Provide disclosure in your prospectus about the Written Put Options and how they relate to your forward share purchase agreements.

General

8.   We note the disclosure in Note V of your consolidated financial statements of the Company's repurchase of 9,952,803 shares of common stock held by certain third-party investors pursuant to forward share purchase agreements with those investors. You also disclose in Note V that a termination agreement was entered into with Glazer Investors and Meteora Investors on February 23, 2022, as disclosed on Form 8-K and incorporated by reference into your registration statement. Please tell us what consideration was given to disclosing the Company's repurchase of shares from the Highbridge Investors or Tenor on Form 8-K after the repurchases were effected. Additionally, given that restricted cash in the amount of $101,021,000 is no longer be available to the company to use for other purposes, include appropriate risk factor disclosure highlighting the depletion of these assets.

     You may contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Timothy Cruickshank